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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/04_____ AND ENDING___12/31/04_____
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 33rd Floor
$\qquad$
(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Matthew J. Pechinski, Managing Director_____ 212-867-3200 x232____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fesnak and Associates, LLP
(Name – if individual, state last, first, middle name)

60 Chestnut Avenue, Suite 200   Devon   PA   19333
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005

MAR 0 1 2005
WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Matthew J. Pechinski_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westwood Capital, LLC_____ , as of _____December 31, 2004_____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Director

Title

Notary Public

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Westwood Capital Holdings, LLC)

Financial Statements and
Independent Auditors' Report

December 31, 2004

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Table of Contents
December 31, 2004

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).



FESNAK AND ASSOCIATES, LLP
Certified Public Accountants
and Management Consultants

Independent Auditors' Report

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (a wholly-owned subsidiary of Westwood Capital Holdings, LLC) as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fesnak and Associates, LLP

February 4, 2005

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	992,934
Certificates of deposit		200,000
Restricted certificate of deposit		102,895
Receivables from clients		72,404
Employee expense advances		1,990
Due from employee		6,079
Deposits		31,021
Property and equipment, net		145,756
Total assets	$	1,553,079

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and total liabilities	$	158,557
Members' equity		1,394,522
Total liabilities and members' equity	$	1,553,079

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Operations
For the year ended December 31, 2004

Revenues:		
Investment banking fees	$	4,348,017
Interest income		2,491
Reimbursed expenses		127,115
Total revenues		4,477,623
Expenses:		
Payroll, benefits and other compensation		2,254,069
Professional fees		426,182
Office supplies and expenses		37,635
Rent		121,623
Depreciation		4,114
Telephone and postage		38,640
Business taxes		105,166
Bad debt expense		2,600
Other expenses		202,799
Client expenses		127,115
Total expenses		3,319,943
Net income	$	1,157,680

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Changes in Members' Equity
For the year ended December 31, 2004

Balance at January 1, 2003	$	388,737
Net income		1,157,680
Distributions to members		(151,895)
Balance at December 31, 2004	$	1,394,522

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 1,157,680
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	4,114
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clients	137,632
Prepaid expenses	9,887
Deposits	(31,021)
Employee expense advances	2,206
Increase in:	
Accounts payable and accrued expenses	56,909
Net cash provided by operating activities	1,337,407
Cash flows from investing activities:	
Increase in restricted cash	(56,536)
Increase in due from employee	(1,079)
Decrease in note receivable from employee	78,934
Purchase of property and equipment	(148,448)
Purchase of certificates of deposit	(200,000)
Net cash used in investing activities	(327,129)
Cash flows from financing activities:	
Distributions to members	(151,895)
Decrease in due from members	10,250
Repayment of loan from member	(50,000)
Net cash used in financing activities	(191,645)
Net increase in cash and cash equivalents	818,633
Cash and cash equivalents at beginning of year	174,301
Cash and cash equivalents at end of year	$ 992,934

The accompanying notes are an integral part of these financial statements.

1. Nature of Activities and Summary of Significant Accounting Policies:

This summary of significant accounting policies of Westwood Capital, LLC (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activities:

The Company was incorporated as a limited liability company on May 19, 1995. The Company's broker-dealer registration, pursuant to Section 15(b) of the Securities Exchange Act of 1934, became effective on November 15, 1996 along with its membership in the National Association of Securities Dealers, Inc.

The Company engages in investment banking activities, specializing in the private placement of securitized debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent").

Revenue Recognition:

Investment banking fee income is generally recognized when the related transaction closes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

1. Nature of Activities and Summary of Significant Accounting Policies, continued:

    Receivables From Clients:

    Receivables from clients are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients.

    Property and Equipment:

    Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which ranges from three to seven years.

    Income Taxes:

    The Company, a limited liability company, is not required to prepare a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting income or loss, based on their respective share of income and expenses, as reported for income tax purposes.

2. Receivables from Clients:

    The receivables from clients balance of $72,404 represents unbilled receivables for fees earned and unbilled reimbursable client expenses of $25,595 and $46,809, respectively.

3.   Property and Equipment:

Property and equipment consisted of the following:

Furniture and fixtures	$	49,900
Office and computer equipment		135,055
Leasehold improvements		98,746
		283,701
Less accumulated depreciation		(137,945)
	$	145,756

4.   Members' Equity:

Pursuant to the Limited Liability Company Operating Agreement, income, losses and cash distributions are allocated to the members based on their ownership percentages.

5.   Net Capital Requirements and Revisions to Financial Statements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,033,461, which was $1,022,891 in excess of its required net capital of $10,570. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

6.   Related Party Transactions:

Employee Expense Advances:

Employee expense advances represents advances to employees for business related expenses.

Due from Employee:

Due from employee represents funds advanced to an employee of the Company. The advance bears interest at 10% is unsecured and due on demand.

7.   Commitments:

The Company entered into a new operating lease agreement at the end of the year to rent office space. The ten year agreement includes scheduled increases in rental payments. The excess of the straight line rent expense recognized for financial reporting purposes over actual required payments will be expensed in the financial statements. A letter of credit for $97,750 is held as collateral for the lease. The letter of credit is collateralized by a certificate of deposit for $102,895 at December 31, 2004.

The following is a schedule of future annual minimum payments as of December 31, 2004:

For the years ending December 31,

2005	$	194,722
2006		263,090
2007		270,908
2008		278,960
2009		287,254
Thereafter		1,569,652
Total minimum lease payments	$	2,864,586

8.   Major Clients:

In 2004, three clients represented approximately 75% of the Company's investment banking fees.

9.   Concentration of Credit Risk:

The Company provides credit, in the normal course of business, to its clients. These clients are not concentrated in any particular industry or specific geographic region. The Company performs ongoing credit evaluations of the clients and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. The Company generally does not require collateral with regard to extending credit to clients. At December 31, 2004, three clients accounted for approximately 78% of the receivables from clients.

9. <u>Concentration of Credit Risk, continued</u>:

The Company maintains its cash accounts primarily with a Bank located in New York and in a money market mutual fund. The total cash balances are insured by the FDIC up to $100,000 per bank. The Company has cash balances on deposit with one New York bank at December 31, 2004, that exceeded the balance insured by the FDIC by approximately $1,187,000.

10. <u>Retirement Plan</u>:

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible participants. Contribution expense for 2004 was $16,739.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Total members' equity		$ 1,394,522
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		1,394,522
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		1,394,522
Deductions and/or charges		
Nonallowable assets:		
Restricted certificate of deposit	$ 102,895	
Receivables from clients	72,404	
Employee expense advances	1,990	
Due from employee	6,079	
Deposits	31,021	
Property and equipment, net	145,756	
	360,145	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges		360,145
Net capital before haircuts on securities positions (tentative net capital)		1,034,377
Haircuts on securities:		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	750	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Undue concentrations	-	
Money market fund	166	(916)
Net capital		$ 1,033,461

11

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, continued
As of December 31, 2004

Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	158,557
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	158,557
Computation of basic net capital requirement		
Minimum net capital required	$	10,570
Excess net capital	$	1,022,891
Excess net capital at 1,000 percent	$	1,017,605
Ratio: Aggregate indebtedness to net capital		.15 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,117,342
Audit adjustments:		
Haircut on money market account and certificates of deposit		(916)
Void outstanding check		3,182
Accrue fixed asset purchases		(10,880)
Miscellaneous adjustments		(1,267)
Business tax accrual		(74,000)
Net capital per above	$	1,033,461

WESTWOOD CAPITAL, LLC　　　　　**SCHEDULE II**
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2004

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

Westwood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.



FESNAK AND ASSOCIATES, LLP
Certified Public Accountants
and Management Consultants

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Westwood Capital, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons

- Recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and

60 Chestnut Avenue, Suite 200, Devon, PA 19333 ~ 610-293-2140

practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

The report is intended solely for the information and use of the members of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fesnak and Associates, LLP

February 4, 2005

15